PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth St., N.W.
Washington, D.C. 20005
August 28, 2007
Via EDGAR and Overnight Courier
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.: Registration Statement on Form SB-2
(File No. 333-144472)
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with the above-referenced registration statement on Form SB-2 (File No. 333-144472) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 24, 2007 (the “Comment Letter”). Page references contained in this response letter correspond to Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment 2”), which is being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.
     We also are forwarding, via courier, a copy of this response letter and courtesy copies of Amendment 2, marked to show changes from our Pre-Effective Amendment No. 1 to the Registration Statement as filed on August 14, 2007. In addition to addressing the comments raised by the Staff in the Comment Letter, the Registration Statement has been revised to update and supplement other disclosures presented therein.
Prospectus Cover
     1. We note your revisions to the fee table in response to prior comment 1. However, your revisions to the last sentence of the first paragraph on the prospectus cover imply that you have registered the exercise of the warrants and the conversion of the bonds by the present holders. Please clarify, if true, that (1) you are registering for resale by the current holders of the warrants and bonds the common stock that is underlying the warrants and the bonds, and (2) the prospectus may be used in connection with your offer and sale of the common stock that you might issue upon exercise of the warrants by subsequent purchasers of the warrants.
     The cover page of the prospectus included in the Registration Statement has been revised to disclose that the prospectus does not cover the exercise of the Series 2 Warrants.
Notices regarding the Series 2 Warrants and Convertible Bonds, page 12
     2. Please refer to prior comment 6. Please tell us which provisions of the series 2 warrants and convertible bonds supports your disclosure that holders will be given notice in English and in Hebrew.
     We have revised the Registration Statement on pages 12, 72 and 78 of Amendment 2 to disclose that holders of our Series 2 Warrants and holders of our Convertible Bonds will be given notices in English.
     Under Section 8.1 of the Series 2 Warrant Certificate No. 1 dated as of November 21, 2006, as amended by Section 2.2 of the Series 2 Warrant Certificate Amendment dated as of July 10, 2007 (each of which has been incorporated by reference to Exhibit 10.28(i) of the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-142242) filed on May 30, 2007 and to Exhibit 4.5 of the Company’s Registration Statement on Form SB-2 (File No. 333-144472) filed on July 11, 2007, respectively), we are required to give notice by registered mail to the latest known address of each holder of a Series 2 Warrant. Similarly, under Section 10.06 of the Indenture dated as of July 10, 2007 (which Indenture has been incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form SB-2 (File No. 333-144472) filed on July 11, 2007), we are required to give notice by mail to the latest known address of each holder of a Convertible Bond. Because the Company is a Delaware corporation and thus is incorporated in a jurisdiction the primary language of which is English, the Company has adopted the interpretive position that all notices that are required to be mailed to the registered addresses of such holders shall be in the English language unless otherwise expressly provided.
Series 2 Warrants, page 71
     3. Your response to prior comment 11 concerning meetings of warrant holders refers to the Third Supplement on page 89 of the Trust Deed. However, page 89 of the Trust Deed does not appear to be related to such meetings. Please tell us which provision of the Trust Deed supports the reference to meetings of warrant holders in section 11.2 of the series 2 warrants.
     The Second Addendum, which begins on page 81 of the Trust Deed dated as of November 21, 2006 (which Trust Deed has been incorporated by reference to Exhibit 10.26(i) of the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-142242) filed on May 30, 2007), supports the reference to the meetings of the holders of our Series 2 Warrants contained in Section 11.2 of the Series 2 Warrant certificate because regulations promulgated by the Tel Aviv Stock Exchange require that the meetings of such holders must be in accordance with the provisions respecting the meetings of the holders of our Convertible Bonds contained within the Trust Deed.

     On and after the date hereof, the Company will issue and deliver certificates evidencing the Series 2 Warrants by properly referencing the Second Addendum of the Trust Deed in Section 11.2 of the Series 2 Warrant certificate.
Series 3 Warrants. page 72
     4. Please expand this section to disclose your plans to list the Series 3 Warrants. We note the last two sentences of the first paragraph of your response to prior comment 3.
     We have revised the Registration Statement on page 72 of Amendment 2 to disclose that we intend to list the Series 3 Warrants on the Tel Aviv Stock Exchange by August 30, 2007.
Principal and Interest Payments page 74
     5. Please refer to prior comment 12. If true, please clarify that if a holder converts its bonds prior to November 18th then the holder will not receive any interest for the year.
     We have revised the Registration Statement on page 75 of Amendment 2 to disclose that if a holder converts his or its Convertible Bonds prior to November 18, then the holder will not receive any interest for the year or part of the year until the conversion.
United States Federal Income and Estate Tax Considerations, page 81
     6. Please refer to prior comment 17.
•	Please revise the third paragraph on page 81 and the last paragraph on page 82 to (1) clarify that counsel is not able to opine and (2) explain the possible outcomes.
     With respect to (1), the following has been added on page 81: "We believe it is more likely than not that the Convertible Bonds are not being originally issued through this prospectus. However, there is no specific authority on this issue and, therefore, we cannot be certain as to this conclusion;” and the following included in response to (2): “In the event that the IRS were to take the position that the Convertible Bonds are being issued through this prospectus for U.S. tax purposes, the Convertible Bonds would be subject to the Contingent Payment Debt Regulations that apply to debt instruments that are treated as publicly traded or as issued for cash (the “Noncontingent Bond Method”). In that event, among other matters, (i) the issue price of the Convertible Bonds would be the first price at which a substantial amount of the Convertible Bonds is sold to purchasers (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), (ii) the amount of interest income accrued on the Convertible Bonds each year may differ from the amount accrued on the conversion of a Convertible Bonds under “ — Treatment of the Convertible Bonds,” below, and (iii) upon a sale, exchange redemption, or conversion of a Convertible Bond, any gain would generally be treated as ordinary interest income; and loss would be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which would be long-term if the Convertible Bond was held for more than one year).”
     Further, page 83 has been revised to clarify that we are not able to opine, and we have added, “The proper application of the Contingent Payment Debt Regulations to the Convertible Bonds is not entirely certain because the IRS has only issued non-authoritative guidance providing for the application of the Contingent Payment Debt Regulations to debt instruments similar to the Convertible Bonds. Accordingly, we cannot conclude that the IRS will not assert that the Convertible Bonds should be treated differently.” Moreover, with respect to possible outcomes, we have added, “If the IRS were to the Convertible Bonds as not subject to the Contingent Payment Debt Regulations holders might be required to accrue interest at a lower rate, holders            might not recognize income, gain or loss upon conversion of the notes to common stock, and the character of income, gain or loss with respect to an investment in the Convertible Bonds may be different than the character of such income, gain or loss described below.”
•	Clarify why there is uncertainty. What about the existing authority creates the uncertainty? Why are you unable to determine what happened during the “60-day period ending 30 days after July 10, 2007”? Why wouldn’t the bonds be considered to have been “issued for cash”?
     There was uncertainty at the time the Registration Statement was initially filed on July 11, 2007. Because thirty days have elapsed since that filing, we are able to determine whether the Convertible Bonds are classified as “publicly traded” for U.S. federal income tax purposes. Accordingly, we have removed the paragraphs discussing the uncertainty surrounding such classification.
     The bonds are not considered “issued for cash” for U.S. federal income tax purposes because the terms of the bonds were modified on July 10, 2007. For U.S. federal income tax purposes, the modification was treated as an exchange of the old bonds (containing the original terms) for the new bonds (containing the modified terms). Because the new bonds are treated as received by the holders in exchange for the old bonds, the new bonds are issued for property (the old bonds) rather than cash.
•	Please add risk factors to clearly highlight the risks to investors of investing in securities whose tax consequences are uncertain.
     We have added the following risk factors to clearly highlight the risks to investors of investing in securities whose tax consequences are uncertain:
     Regarding the uncertainty identified on page 81 of Amendment 2, we have added the following risk factor to page 13 of Amendment 2:
     The Convertible Bonds may be treated as being originally issued through this prospectus and therefore subject to the Noncontingent Bond Method.

     Because the proceeds of the issuance will not be released to the Company until the Convertible Bonds and Series 2 Warrants are listed on the TASE, there is some argument that the Convertible Bonds are being issued now through this prospectus for U.S. tax purposes. There is no specific authority on this issue. Were the IRS to take the position that the Convertible Bonds are being issued through this prospectus for U.S. tax purposes, the Convertible Bonds would be subject to the Noncontingent Bond Method, as defined herein. A summary of the application of the Noncontingent Bond Method is set forth in this prospectus under the heading “United States Federal Income and Estate Tax Considerations.”
     Regarding the uncertainty identified on page 83 of Amendment 2, we have added the following additional language to the risk factor entitled “You are urged to consider the U.S. federal income tax consequences of owning the Convertible Bonds, Series 2 Warrants, and Common Stock” located on page 13 of Amendment 2:
“The proper application of the Contingent Payment Debt Regulations to the Convertible Bonds is not entirely certain because the IRS has only issued non-authoritative guidance providing for the application of the Contingent Payment Debt Regulations to debt instruments similar to the Convertible Bonds. Accordingly, we cannot conclude that the IRS will not assert that the Convertible Bonds should be treated differently. If the IRS were to the Convertible Bonds as not subject to the Contingent Payment Debt Regulations a U.S. holder might be required to accrue interest at a lower rate, a U.S. holder might not recognize income, gain or loss upon conversion of the notes to common stock, and the character of income, gain or loss with respect to an investment in the Convertible Bonds may be different than the character of such income, gain or loss described below.”
Israeli Income Tax Considerations, page 90
     7. We note your revisions in response to prior comment 16. However, it appears that you did not address the issue as it also appeared on page 86 of your original filing, which is page 90 of your current amendment.
     The Registration Statement has been revised on page 90 of Amendment 2 to disclose that it is the opinion of Goldfarb, Levy, Eran, Meiri & Co. that the legal conclusions contained in the prospectus section entitled “Israeli Income Tax Considerations” as to the material Israeli income tax consequences, described in such section, are correct in all material respects.
US Holders, page 93
     8. Refer to clauses (i) and (ii) in the first paragraph. Please clarify whether you will be deemed an Israeli resident corporation for Israeli tax purposes and whether your securities are deemed a right to assets in Israel due to a majority of your assets being located in Israel.

     In a case of near first impression involving a Delaware corporation doing business and issuing debt securities in Israel, we are now advised by Israeli tax counsel that a scenario may exist that could result in some limited Israeli taxation to U.S. persons. This scenario, however, is measured each tax year to ascertain if any tax is due. Disclosure has been added beginning on page 93 of Amendment 2 to clarify that we currently believe it is likely that the Israeli Tax Authority would classify us as an Israeli resident corporation and that our Convertible Bonds, Series 2 Warrants and shares of Common Stock underlying the Convertible Bonds and the Series 2 Warrants could be deemed by the Israeli Tax Authority as a right to assets in Israel since a substantial portion of our assets is located in Israel. This would result in the limited tax consequences discussed.
     Additionally, in order to highlight the risk to investors of investing in securities whose Israeli tax consequences are uncertain, we have added the following risk factor to page 13 of Amendment 2:
     You are urged to consider the Israeli income tax consequences of owning the Convertible Bonds, Series 2 Warrants, and Common Stock.
     The Israeli Taxing Authority may contend that although we are not registered and/or incorporated in Israel, the “control and management” of our business is exercised in Israel and, therefore, for the current taxable year, we are considered an Israeli resident corporation. Even if we are not classified as an Israeli resident corporation, because a substantial portion of our assets are located in Israel, the Israeli Tax Authority may deem our Convertible Bonds, Series 2 Warrants, and Common Stock to be rights to assets in Israel. Our classification as an Israeli resident corporation and the classification of our Convertible Bonds, Series 2 Warrants and Common Stock are factual determinations. Further, the Taxing Authority makes its determination of whether we are classified as an Israeli resident corporation on the basis of the facts for each taxable year. If we are classified as an Israeli resident corporation or our Convertible Bonds, Series 2 Warrants and Common Stock are deemed to be rights to assets in Israel then gain, dividends, or interest realized by a U.S. resident purchaser from such securities may be subject to Israeli income tax. A discussion of the factors considered in determining whether we will likely be classified as an Israeli resident corporation, whether the Israeli Tax Authority may deem our Convertible Bonds, Series 2 Warrants, and Common Stock to be rights to assets in Israel, and the Israeli income tax consequences to a U.S. resident purchaser of such classifications are set forth in this prospectus under the heading “Israeli Income Tax Considerations — U.S. Holders.”
Selling Security Holders, page 94
     9. Please expand your response to prior comment 20 to tell us the circumstances surrounding the transfers. Include any involvement of the issuer, such as discussions the issuer or its agents had with the prior holders of the securities regarding the issues in our comment. Also, tell us
•	about any consideration paid as part of the transfer, and

•	whether the transferees are affiliates of broker-dealers, and if so, whether they have made the representations at the end of the second paragraph on page 94.
     The Company played no role nor paid any fees or other consideration in connection with the subject private transfers. Prior to the initial filing of the Registration Statement on July 11, 2007, the Company became aware of three broker dealer entities among the selling shareholders through its review of completed selling shareholder questionnaires. The Company informed such entities of potential U.S. securities law issues in this regard. One of the three transferred its holdings to a third party before the initial filing of the Registration Statement, while the other two did so subsequent to the initial filing. The latter two transferees are affiliates of broker dealers and have each completed a selling shareholder questionnaire, which includes the referenced representation.
Exhibits
     10. We note your response to prior comment 26; however, we are unable to agree that the co-trustee need not file a Statement of Eligibility.
     As requested by the staff, a Form T-1 and exhibits has been filed by Ziv Haft Trusts Company Ltd. In this regard, however, the Company continues to assert that the Israeli entity is not the trustee fulfilling the Section 310(a) function or duties, so that its role, as extra-statutory, need not satisfy any of the TIA standards. The Israeli entity is present solely as a consequence of Israeli law. This is evidenced in the following provision of the Indenture in the preamble of Article VII:
“The Issuer hereby appoints the Co-Trustee to serve as co-trustee. The Co-Trustee shall have all powers required to fulfill the duties and obligations, including obligations to take actions, under and in accordance with the provision of the [Israeli] Securities Law. Except as expressly set forth in this Article VII, the Co-Trustee, in its capacity as a trustee hereunder, shall not have the duties or obligations, but shall have the rights, of the Trustees set forth in this Indenture and shall be a trustee hereunder for the sole and limited purpose of fulfilling the requirements of the [Israeli] Securities Law. The Co-Trustee shall be the sole trustee hereunder for the purpose of the [Israeli] Securities Law.”
     11. Please be advised that any comments on the confidential treatment application will be issued in a separate letter. Comments on your application must be resolved and the application must be complete before you submit your request for acceleration of the effective date of the pending registration statement.
     The pending confidential treatment request relates to a single short distribution agreement and requests confidential treatment for only 29 portions relating mostly to technical and pricing terms. Confidential treatment has been granted previously by the Staff for a contract that is very similar. The Company’s business and its relationship with Johnson & Johnson will be greatly harmed if the Company fails to secure confidential treatment for the redacted portions and is forced under the circumstances to disclose commercially confidential information to competitors, clients and other distributors.
     As briefly discussed with the Staff yesterday, the Tel Aviv Stock Exchange (TASE) and the Israeli Securities Authority (ISA) have pre-approved the listing application for the Convertible Bonds, Series 2 Warrants and the underlying Common Stock in order to meet the Staff’s earlier concerns regarding the timing of the listing. As part of that pre-approval process, the Company represented to the TASE that it intends to request acceleration of the effective time of the Registration Statement to Friday, September 7, 2007 or as soon thereafter as reasonably practicable. The Company is willing to immediately address any comments of the Staff on the confidential treatment request in order to maintain the schedule the Company represented to TASE that it intends to request, recognizing that the actual effective time of the Registration Statement may fall to early in the following week.
     At the risk of adding to the Staff’s workload, the Company respectfully requests an expedited review of the subject confidential treatment request. Please advise if we should direct this request to Mr. Fein-Helfman for consideration.
     We thank you for your timely review of our past filings and would appreciate your prompt review of Amendment 2 and the confidential treatment request. Please direct any questions concerning Amendment 2 or this response letter to the undersigned at (202) 220-1454 or David S. Yoon, Esq. at (215) 981-4543.

Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy